Exhibit 99.2

BRP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JULY 31, 2019

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the second quarter of the fiscal year ending January 31, 2020. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2019 and the audited consolidated financial statements and MD&A for the year ended January 31, 2019. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at August 28, 2019.

Basis of Presentation

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. All amounts presented are in Canadian dollars unless otherwise indicated. The Company’s fiscal year is the twelve-month period ending January 31. All references in this MD&A to “Fiscal 2020” are to the Company’s fiscal year ending January 31, 2020, to “Fiscal 2019” are to the Company’s fiscal year ended January 31, 2019 and to “Fiscal 2018” are to the Company’s fiscal year ended January 31, 2018.

This MD&A, approved by the Board of Directors on August 28, 2019, is based on the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three- and six-month periods ended July 31, 2019 and 2018.

The Company’s Powersports segment comprise Year-Round Products which consist of all-terrain vehicles (referred to as “ATVs”), side-by-side vehicles (referred to as “SSVs”) and three-wheeled vehicles (referred to as “3WVs”); Seasonal Products which consist of personal watercraft (referred to as “PWCs”) and snowmobiles; and Powersports PAC and OEM Engines which consist of parts, accessories and clothing (“PAC”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s Marine segment consist of outboard and jet boat engines, boats and related PAC and other services.

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: impact of adverse economic conditions on consumer spending; decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; inability to comply with product safety, health, environmental and noise pollution laws; large fixed cost base; inability of dealers and distributors to secure adequate access to capital; supply problems, termination or interruption of supply arrangements or increases in the cost of materials; competition in product lines; inability to successfully execute growth strategy; international sales and operations; failure of information technology systems or security breach; failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; loss of members of management team or employees who possess specialized market knowledge and technical skills; inability to maintain and enhance reputation and brands; significant product liability claim; significant product repair and/or replacement due to product warranty claims or product recalls; reliance on a network of independent dealers and distributors; inability to successfully manage inventory levels; intellectual property infringement and litigation; inability to successfully execute manufacturing strategy; covenants in financing and other material agreements; changes in tax laws and unanticipated tax liabilities; deterioration in relationships with employees; pension plan liabilities; natural disasters; failure to carry proper insurance coverage; volatile market price for BRP’s subordinate voting shares; conduct of business through subsidiaries; significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

The Company made a number of economic and market assumptions in preparing and making forward-looking statements. The Company is assuming reasonable industry growth ranging from flat to high-single digits, moderate market share gains in Year-Round Products and Seasonal Products and constant market share for the Marine segment. The Company is also assuming interest rates increasing modestly, currencies remaining at near current levels and inflation in line with central bank expectations in countries where the Company is doing business.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge and foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars. Other elements, such as restructuring costs and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and, also, as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Overview

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains. The Company’s diversified portfolio of brands and products includes for Powersports: Can-Am ATVs, SSVs and 3WVs, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Rotax engines for karts, motorcycles and recreational aircraft. For Marine, the portfolio of brands and products includes Evinrude outboard boat engines, Rotax engines for jet boats, and Alumacraft and Manitou boats. Additionally, the Company supports its line of products with a dedicated PAC business.

The Company employs approximately 12,500 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States and Finland. The Company sells its products in over 120 countries. The products are sold directly through a network of approximately 3,400 dealers in 21 countries as well as through approximately 185 distributors serving approximately 875 additional dealers.

Highlights of the three-month period ended July 31, 2019

For the three-month period ended July 31, 2019, the Company’s financial performance was the following when compared to the three-month period ended July 31, 2018:

●	Revenues of $1,459.5 million, an increase of $252.5 million or 20.9%;
●	Gross profit of $327.8 million representing 22.5% of revenues, an increase of $47.7 million;
●	Net income of $93.3 million, an increase of $52.3 million, which resulted in a diluted earnings per share of $0.96, an increase of $0.55 per share or 134.1%;
●	Normalized net income [1] of $68.8 million, an increase of $2.4 million, which resulted in a normalized diluted earnings per share [1] of $0.71, an increase of $0.05 per share or 7.6%.
●	Normalized EBITDA [1] of $167.7 million representing 11.5% of revenues, an increase of $23.5 million or 16.3%;

In addition, during the three-month period ended July 31, 2019:

●	The Company completed its substantial issuer bid offer (“SIB”) launched in May 2019 with the repurchase of 6,342,494 subordinate voting shares for a total consideration of $300.0 million.
●	The Company amended its term facility to add a new U.S. $335.0 million tranche for a total principal of U.S. $1,235.0 million.
●	The Company introduced an entirely new 6x6 Can-Am Defender model and the Can-Am Maverick X3 Turbo RR with a 195-hp engine.

Recent event

On August 1, 2019, the Company announced the completion of the acquisition of 80% of the outstanding shares of Telwater Pty Ltd (“Telwater”). Telwater is located in Coomera, Queensland (Australia) and is a manufacturer of aluminium boats under brands such as Quintrex, Stacer, Savage and Yellowfin Plate.

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are derived primarily from the wholesale activities of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PAC and OEM Engines as well as Marine products to dealers and distributors. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates given to dealers, distributors and consumers, volume discounts to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives consist mainly of extended warranty coverage or free PAC. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PAC is recorded in cost of sales.

[1] See “Non-IFRS Measures” section.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more aggressive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

Warranty Costs

The Company’s manufacturer product warranties generally cover periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs, extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the condensed consolidated interim statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, the Brazilian real, the Swedish krona, the Norwegian krone, the Great Britain pound, the New Zealand dollar and the Russian ruble. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and to a lesser extent in Mexican pesos. Therefore recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in several different countries, which helps mitigate some of its foreign currency exposure.

The Company has an outstanding balance of U.S. $1,226.0 million ($1,611.4 million) under its U.S. $1,235.0 million ($1623.3 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period is different from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further details relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at July 31, 2019, the Company’s long-term debt of $1,644.3 million was mainly comprised of two tranches of the Term Facility, which bears interest at respectively LIBOR plus 2.00% and LIBOR plus 2.50%. The Company entered into interest rate cap contracts, which limit its exposure to interest rate increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.6% for the three- and six-month periods ended July 31, 2019. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for the fiscal year ending January 31, 2020, except in the United States where the Company plans to utilize its tax attributes to offset taxable income or income tax payable.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the three- and six-month periods ended July 31, 2019 and 2018, has been determined based on the unaudited condensed consolidated interim financial statements and related notes approved on August 28, 2019.

Net Income data

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars)	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018

Revenues by category

Powersports

Year-Round Products	$734.6	$554.0	$1,361.6	$1,080.6

Seasonal Products	428.5	384.6	803.9	735.0

Powersports PAC and OEM Engines	173.7	147.1	358.7	303.0

Marine	122.7	121.3	269.0	225.1

Total Revenues	1,459.5	1,207.0	2,793.2	2,343.7

Cost of sales	1,131.7	926.9	2,164.8	1,782.0

Gross profit	327.8	280.1	628.4	561.7

As a percentage of revenues	22.5%	23.2%	22.5%	24.0%

Operating expenses

Selling and marketing	91.8	79.0	189.0	162.0

Research and development	55.9	51.0	113.4	106.6

General and administrative	65.9	49.1	118.1	97.8

Other operating expenses (income)	4.3	(1.8)	9.0	6.3

Total operating expenses	217.9	177.3	429.5	372.7

Operating income	109.9	102.8	198.9	189.0

Net financing costs	20.4	26.3	40.3	37.8

Foreign exchange (gain) loss on long-term debt	(25.3)	17.3	0.4	58.8

Income before income taxes	114.8	59.2	158.2	92.4

Income tax expense	21.5	18.2	41.1	38.0

Net income	$93.3	$41.0	$117.1	$54.4

Attributable to shareholders	$93.4	$40.7	$117.4	$54.0

Attributable to non-controlling interest	$(0.1)	$0.3	$(0.3)	$0.4

Normalized EBITDA [1]	$167.7	$144.2	$314.4	$270.8

Normalized net income [1]	$68.8	$66.4	$121.5	$119.9

[1] See “Non-IFRS Measures” section.

Financial Position data

As at	July 31, 2019	January 31, 2019
(in millions of Canadian dollars)

Cash	$270.4	$100.0
Working capital	(46.0)	(192.6)
Property, plant and equipment	900.4	905.1
Total assets	3,505.3	3,077.2
Total non-current financial liabilities	1,836.7	1,225.5
Total liabilities	4,119.9	3,400.0
Shareholders deficit	(614.6)	(322.8)

Other Financial data

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars, except per share data)	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018

Revenues by geography
United States	$834.0	$686.9	$1,574.5	$1,310.8
Canada	248.5	188.2	431.3	351.1
International [1]	377.0	331.9	787.4	681.8
	$1,459.5	$1,207.0	$2,793.2	$2,343.7

Declared dividends per share	$0.10	$0.09	$0.20	$0.18

Weighted average number of shares – basic	95,889,145	98,375,473	96,430,860	99,479,355
Weighted average number of shares – diluted	96,886,605	99,938,657	97,331,397	100,897,037

Earnings per share – basic	$0.97	$0.41	$1.22	$0.54
Earnings per share – diluted	0.96	0.41	1.21	0.54
Normalized earnings per share – basic [2]	0.72	0.67	1.26	1.20
Normalized earnings per share – diluted [2]	0.71	0.66	1.25	1.18

[1] International is defined as all jurisdictions except the United States and Canada.

[2] See “Non-IFRS Measures” section.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars)	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018

Net income	$93.3	$41.0	$117.1	$54.4

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(27.2)	17.3	0.4	58.8
Transaction costs and other related expenses [2]	1.4	1.2	1.7	1.2
Restructuring and related costs [3]	1.9	0.6	1.9	0.8
Loss on litigation [4]	0.2	0.2	0.4	0.8
Transaction costs on long-term debt	—	8.9	—	8.9
Pension plan past service gains	—	(1.4)	—	(1.4)
Depreciation of intangible assets related to business combinations	0.6	—	1.3	—
Other elements	(0.5)	1.2	—	(0.8)
Income tax adjustment	(0.9)	(2.6)	(1.3)	(2.8)

Normalized net income [1]	68.8	66.4	121.5	119.9
Normalized income tax expense [1]	22.4	20.8	42.4	40.8
Financing costs adjusted [1]	21.2	16.7	41.9	30.8
Financing income adjusted [1] [5]	(0.8)	(0.5)	(1.6)	(1.1)
Depreciation expense adjusted [1] [6]	56.1	40.8	110.2	80.4

Normalized EBITDA [1]	$167.7	$144.2	$314.4	$270.8

[1]	See “Non-IFRS Measures” section.

[2]	Costs related to business combinations.

[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	The Company is involved in patent infringement litigation cases with one of its competitors.

[5]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.

[6]	Adjusted for depreciation of intangible assets acquired through business combinations.

Results of operations

Analysis of Results for the second quarter of Fiscal 2020

The following section provides an overview of the financial performance of the Company for the three-month period ended July 31, 2019 compared to the same period ended July 31, 2018.

Revenues

Revenues increased by $252.5 million, or 20.9%, to $1,459.5 million for the three-month period ended July 31, 2019, compared with $1,207.0 million for the corresponding period ended July 31, 2018. The revenue increase was mainly due to higher wholesale of Year-Round Products and a favourable foreign exchange rate variation of $8 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 9% for the three-month period ended July 31, 2019 compared with the three-month period ended July 31, 2018. The increase was driven by Year-Round Products, partially offset by lower retail of outboard engines.

As at July 31, 2019, North American dealer inventories for powersports vehicles and outboard engines increased by 12% compared to July 31, 2018, driven mainly by SSV.

Gross Profit

Gross profit increased by $47.7 million, or 17.0%, to $327.8 million for the three-month period ended July 31, 2019, compared with $280.1 million for the corresponding period ended July 31, 2018. The gross profit increase includes a favourable foreign exchange rate variation of $4 million. Gross profit margin percentage decreased by 70 basis points to 22.5% from 23.2% for the three-month period ended July 31, 2018. The decrease of 70 basis points was primarily due to higher commodity, production and distribution costs, higher sales program costs and an unfavourable product mix of SSV and 3WV. The decrease was partially offset by a higher volume of Year-Round Products sold.

Operating Expenses

Operating expenses increased by $40.6 million, or 22.9%, to $217.9 million for the three-month period ended July 31, 2019, compared with $177.3 million for the three-month period ended July 31, 2018. This increase was mainly attributable to support for the launch of various products such as the Can-Am Ryker, continued product investments, costs related to the modernization of information systems and additional Alumacraft Boat Co. and Triton Industries, Inc. (“Boat Companies”) operating expenses following their acquisition during Fiscal 2019.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $23.5 million, or 16.3%, to $167.7 million for the three-month period ended July 31, 2019, compared with $144.2 million for the three-month period ended July 31, 2018. The increase was primarily due to higher gross profit and the impact resulting from the adoption of IFRS 16 “Leases” (“IFRS 16”), partially offset by higher operating expenses. The main impact of IFRS 16 on normalized EBITDA relates to the replacement of the operating lease expense by a depreciation expense on a right-of-use asset and an interest expense on a lease liability, which are excluded from normalized EBITDA calculation.

Net Financing Costs

Net financing costs decreased by $5.9 million, or 22.4%, to $20.4 million for the three-month period ended July 31, 2019, compared with $26.3 million for the three-month period ended July 31, 2018. The decrease primarily resulted from the transaction costs on the Term Facility following the refinancing that occurred in Fiscal 2019, partially offset by higher interest expense on the Term Facility due to a higher interest rate, interest expense on lease liabilities following the adoption of IFRS 16 and higher interest expense on revolving credit facilities due to a higher usage.

[1] See “Non-IFRS Measures” section.

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program, were as follows for the three-month periods ended July 31, 2019 and 2018:

	July 31, 2019		July 31, 2018
U.S. dollars	1.3286	CA$/US$	1.3029	CA$/US$
Euro	1.4919	CA$/Euro	1.5292	CA$/Euro

When comparing the operating income and the income before income tax for the three-month period ended July 31, 2019 to the corresponding period ended July 31, 2018, the foreign exchange fluctuations impact was the following:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Three-month period
Revenues	$(8.4)
Cost of sales	4.8
Impact of foreign exchange fluctuations on gross profit	(3.6)
Operating expenses	3.8
Impact of foreign exchange fluctuations on operating income	0.2
Long-term debt	(42.6)
Net financing costs	0.2
Impact of foreign exchange fluctuations on income before income taxes	$(42.2)

Income Taxes

Income tax expense increased by $3.3 million to $21.5 million for the three-month period ended July 31, 2019, compared with $18.2 million for the three-month period ended July 31, 2018. The increase was primarily due to higher operating income. The effective income tax rate amounted to 18.7% for the three-month period ended July 31, 2019 compared with 30.7% for the three-month period ended July 31, 2018. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange gain (loss) on the Term Facility.

Net Income

Net income increased by $52.3 million to $93.3 million for the three-month period ended July 31, 2019, compared with $41.0 million for the three-month period ended July 31, 2018. The increase was primarily due to a favourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

Analysis of Segment Results for the second quarter of Fiscal 2020

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended July 31, 2019 compared to the same period ended July 31, 2018. The inter-segment transactions are included in the analysis.

Powersports

Revenues

Year-Round Products

Revenues from Year-Round Products increased by $180.6 million, or 32.6%, to $734.6 million for the three-month period ended July 31, 2019, compared with $554.0 million for the corresponding period ended July 31, 2018. The increase resulted mainly from a higher volume of SSV and ATV sold, the introduction of the Can-Am Ryker and a favourable foreign exchange rate variation of $8 million.

North American Year-Round Products retail sales increased on a percentage basis in the high-twenties range compared with the three-month period ended July 31, 2018.

Seasonal Products

Revenues from Seasonal Products increased by $43.9 million, or 11.4%, to $428.5 million for the three-month period ended July 31, 2019, compared with $384.6 million for the corresponding period ended July 31, 2018. The increase was driven by a favourable product mix in PWC.

North American Seasonal Products retail sales increased on a percentage basis by low-single digits compared with the three-month period ended July 31, 2018.

Powersports PAC and OEM Engines

Revenues from Powersports PAC and OEM Engines increased by $26.6 million, or 18.0%, to $174.0 million for the three-month period ended July 31, 2019, compared with $147.4 million for the corresponding period ended July 31, 2018. The increase was mainly attributable to a higher volume of parts and accessories for all product lines.

Gross Profit

Gross profit increased by $50.1 million, or 19.2%, to $310.5 million for the three-month period ended July 31, 2019, compared with $260.4 million for the corresponding period ended July 31, 2018. The gross profit increase includes a favourable foreign exchange rate variation of $3 million. Gross profit margin percentage decreased by 80 basis points to 23.2% from 24.0% for the three-month period ended July 31, 2018. The decrease was primarily due to higher commodity, production and distribution costs, higher sales program costs and an unfavourable product mix in SSV and 3WV. The decrease was partially offset by a higher volume of Year-Round Products sold.

Marine

Revenues

Revenues from the Marine segment decreased by $2.4 million, or 1.9%, to $126.4 million for the three-month period ended July 31, 2019, compared with $128.8 million for the corresponding period ended July 31, 2018. The decrease was mainly due to a lower volume of outboard engines sold, mostly offset by the additional revenues following the acquisition of Boat Companies.

North American outboard engine retail sales decreased on a percentage basis in the low-thirties range compared with the three-month period ended July 31, 2018.

Gross Profit

Gross profit decreased by $2.4 million, or 12.2%, to $17.3 million for the three-month period ended July 31, 2019, compared with $19.7 million for the corresponding period ended July 31, 2018. Gross profit margin percentage decreased by 160 basis points to 13.7% from 15.3% for the three-month period ended July 31, 2018. The decrease was primarily due to a lower volume of outboard engines sold and an unfavourable mix related to Boat Companies acquisitions, partially offset by lower sales program costs.

Geographical Trends

Revenues

United States

Revenues from the United States increased by $147.1 million, or 21.4%, to $834.0 million for the three-month period ended July 31, 2019, compared with $686.9 million for the corresponding period ended July 31, 2018. The increase resulted from a higher volume of SSV and ATV sold, a favourable product mix of PWC sold, the introduction of the Can-Am Ryker, the additional revenues following the acquisition of Boat Companies and a favourable foreign exchange impact of $12 million. The increase was partially offset by a lower volume of outboard engines sold. The United States represented 57.2% and 56.9% of revenues during the three-month periods ended July 31, 2019 and 2018, respectively.

Canada

Revenues from Canada increased by $60.3 million, or 32.0%, to $248.5 million for the three-month period ended July 31, 2019, compared with $188.2 million for the corresponding period ended July 31, 2018. The increase was driven by a higher volume of SSV, ATV and snowmobile. Canada represented 17.0% and 15.6% of revenues during the three-month periods ended July 31, 2019 and 2018, respectively.

International

Revenues from International increased by $45.1 million, or 13.6%, to $377.0 million for the three-month period ended July 31, 2019, compared with $331.9 million for the corresponding period ended July 31, 2018. The increase primarily resulted from a higher volume of ATV and SSV sold, partially offset by an unfavourable foreign exchange impact of $4 million. International represented 25.8% and 27.5% of revenues during the three-month periods ended July 31, 2019 and 2018, respectively.

Analysis of Results for the first half of Fiscal 2020

The following section provides an overview of the financial performance of the Company for the six-month period ended July 31, 2019 compared to the same period ended July 31, 2018.

Revenues

Revenues increased by $449.5 million, or 19.2%, to $2,793.2 million for the six-month period ended July 31, 2019, compared with $2,343.7 million for the corresponding period ended July 31, 2018. The revenue increase was primarily attributable to higher wholesale of Year-Round Products and a favourable foreign exchange rate variation of $21 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 9% for the six-month period ended July 31, 2019 compared with the six-month period ended July 31, 2018, mainly due to an increase in Year-Round Products, partially offset by lower retail of outboard engines.

Gross Profit

Gross profit increased by $66.7 million, or 11.9%, to $628.4 million for the six-month period ended July 31, 2019, compared with $561.7 million for the corresponding period ended July 31, 2018. The gross profit increase includes a favourable foreign exchange rate variation of $3 million. Gross profit margin percentage decreased by 150 basis points to 22.5% from 24.0% for the six-month period ended July 31, 2018. The decrease was primarily due to higher commodity, production and distribution costs and higher sales program costs, partially offset by higher volume of Year-Round Products sold.

Operating Expenses

Operating expenses increased by $56.8 million, or 15.2%, to $429.5 million for the six-month period ended July 31, 2019, compared with $372.7 million for the six-month period ended July 31, 2018. The increase was mainly attributable to support for the launch of various products such as the Can-Am Ryker, continued product investments, costs related to the modernization of information systems and additional Boat Companies operating expenses following their acquisition during Fiscal 2019, partially offset by lower variable employee compensation expenses.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $43.6 million, or 16.1%, to $314.4 million for the six-month period ended July 31, 2019, compared with $270.8 million for the six-month period ended July 31, 2018. The increase was primarily due to higher gross profit and the impact resulting from the adoption of IFRS 16, partially offset by higher operating expenses.

Net Financing Costs

Net financing costs increased by $2.5 million, or 6.6%, to $40.3 million for the six-month period ended July 31, 2019, compared with $37.8 million for the six-month period ended July 31, 2018. The increase primarily resulted from higher interest expense on the Term Facility due to a higher outstanding nominal amount and a higher interest rate, higher interest expense on revolving credit facilities due to a higher usage and interest expense on lease liabilities following the adoption of IFRS 16. The increase was partially offset by the transaction costs on the Term Facility following the refinancing that occurred in Fiscal 2019.

[1] See “Non-IFRS Measures” section.

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program, were as follows for the six-month periods ended July 31, 2019 and 2018:

	July 31, 2019		July 31, 2018
U.S. dollars	1.3299	CA$/US$	1.2886	CA$/US$
Euro	1.4977	CA$/Euro	1.5495	CA$/Euro

The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

	July 31, 2019		January 31, 2019
U.S. dollars	1.3144	CA$/US$	1.3142	CA$/US$
Euro	1.4626	CA$/Euro	1.5051	CA$/Euro

When comparing the operating income and the income before income tax for the six-month period ended July 31, 2019 to the corresponding period ended July 31, 2018, the foreign exchange fluctuations impact was the following:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Six-month period
Revenues	$(21.3)
Cost of sales	18.0
Impact of foreign exchange fluctuations on gross profit	(3.3)
Operating expenses	1.4
Impact of foreign exchange fluctuations on operating income	(1.9)
Long-term debt	(58.4)
Net financing costs	0.8
Impact of foreign exchange fluctuations on income before income taxes	$(59.5)

Income Taxes

Income tax expense increased by $3.1 million to $41.1 million for the six-month period ended July 31, 2019, compared with $38.0 million for the six-month period ended July 31, 2018. The increase was primarily due to higher operating income. The effective income tax rate amounted to 26.0% for the six-month period ended July 31, 2019 compared with 41.1% for the six-month period ended July 31, 2018. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange loss on the Term Facility.

Net Income

Net income increased by $62.7 million to $117.1 million for the six-month period ended July 31, 2019, compared with $54.4 million for the six-month period ended July 31, 2018. The increase was primarily due to a favourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

Analysis of Segment Results for first half of Fiscal 2020

The following section provides an overview of the financial performance of the Company’s segments for the six-month period ended July 31, 2019 compared to the same period ended July 31, 2018. The inter-segment transactions are included in the analysis.

Powersports

Revenues

Year-Round Products

Revenues from Year-Round Products increased by $281.0 million, or 26.0%, to $1,361.6 million for the six-month period ended July 31, 2019, compared with $1,080.6 million for the corresponding period ended July 31, 2018. The increase was primarily attributable to the introduction of the Can-Am Ryker, a higher volume of SSV and ATV sold and a favourable foreign exchange rate variation of $17 million.

North American Year-Round Products retail sales increased on a percentage basis in the mid-twenties range compared with the six-month period ended July 31, 2018.

Seasonal Products

Revenues from Seasonal Products increased by $68.9 million, or 9.4%, to $803.9 million for the six-month period ended July 31, 2019, compared with $735.0 million for the corresponding period ended July 31, 2018. The increase resulted primarily from a favourable product mix and price increases in PWC and from a favourable foreign exchange rate variation of $4 million.

North American Seasonal Products retail sales increased on a percentage basis by low-single digits compared with the six-month period ended July 31, 2018.

Powersports PAC and OEM Engines

Revenues from Powersports PAC and OEM Engines increased by $55.6 million, or 18.3%, to $359.3 million for the six-month period ended July 31, 2019, compared with $303.7 million for the corresponding period ended July 31, 2018. The increase was mainly attributable to a higher volume of parts and accessories for all product lines.

Gross Profit

Gross profit increased by $79.3 million, or 15.3%, to $597.2 million for the six-month period ended July 31, 2019, compared with $517.9 million for the corresponding period ended July 31, 2018. The gross profit increase includes a favourable foreign exchange rate variation of $5 million. Gross profit margin percentage decreased by 70 basis points to 23.7% from 24.4% for the six-month period ended July 31, 2018. The decrease was primarily due to higher commodity, production and distribution costs and higher sales program costs, partially offset by higher volume of Year-Round Products.

Marine

Revenues

Revenues from the Marine segment increased by $35.5 million, or 14.7%, to $277.7 million for the six-month period ended July 31, 2019, compared with $242.2 million for the corresponding period ended July 31, 2018. The increase was mainly due to the additional revenues following the acquisition of Boat Companies, partially offset by a lower volume of outboard engines sold.

North American outboard engine retail sales decreased on a percentage basis in the mid-twenties range compared with the six-month period ended July 31, 2018.

Gross Profit

Gross profit decreased by $12.6 million, or 28.8%, to $31.2 million for the six-month period ended July 31, 2019, compared with $43.8 million for the corresponding period ended July 31, 2018. Gross profit margin percentage decreased to 11.2% from 18.1% for the six-month period ended July 31, 2018. The decrease was primarily due to a lower volume of outboard engines sold, higher production costs and an unfavourable mix related to Boat Companies acquisitions, partially offset by favourable pricing.

Geographical Trends

Revenues

United States

Revenues from the United States increased by $263.7 million, or 20.1%, to $1,574.5 million for the six-month period ended July 31, 2019, compared with $1,310.8 million for the corresponding period ended July 31, 2018. The increase is mainly due to a higher volume of SSV and ATV sold, a favourable product mix of PWC sold, the introduction of the Can-Am Ryker, the additional revenues following the acquisition of Boat Companies, and a favourable foreign exchange impact of $37 million. The increase was partially offset by a lower volume of outboard engines sold. The United States represented 56.4% and 55.9% of revenues during the six-month periods ended July 31, 2019 and 2018, respectively.

Canada

Revenues from Canada increased by $80.2 million, or 22.8%, to $431.3 million for the six-month period ended July 31, 2019, compared with $351.1 million for the corresponding period ended July 31, 2018. The increase was mainly attributable to a higher wholesale of Year-Round Products. Canada represented 15.4% and 15.0% of revenues during the six-month periods ended July 31, 2019 and 2018, respectively.

International

Revenues from International increased by $105.6 million, or 15.5%, to $787.4 million for the six-month period ended July 31, 2019, compared with $681.8 million for the corresponding period ended July 31, 2018. The increase primarily resulted from higher wholesale of Year-Round Products and a higher volume of snowmobiles sold. The increase was partially offset by an unfavourable foreign exchange impact of $16 million. International represented 28.2% and 29.1% of revenues during the six-month periods ended July 31, 2019 and 2018, respectively.

Summary of Consolidated Quarterly Results

	Three-month periods ended
	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018 [1]	October 31, 2017 [1]
(millions of Canadian dollars, except per share data)	Fiscal 2020	Fiscal 2020	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2018	Fiscal 2018
Revenues by category [2]
Powersports
Year-Round Products	$734.6	$627.0	$597.6	$562.4	$554.0	$526.6	$509.1	$464.4
Seasonal Products	428.5	375.4	577.6	490.9	384.6	350.4	437.2	475.6
Powersports PAC and OEM Engines	173.7	185.0	202.7	201.8	147.1	155.9	187.3	179.1
Marine	122.7	146.3	128.0	139.1	121.3	103.8	92.4	107.4
Total Revenues	1,459.5	1,333.7	1,505.9	1,394.2	1,207.0	1,136.7	1,226.0	1,226.5
Gross profit	327.8	300.6	334.9	356.8	280.1	281.6	282.1	319.9
As a percentage of revenues	22.5%	22.5%	22.2%	25.6%	23.2%	24.8%	23.0%	26.1%

Net income	93.3	23.8	82.7	90.2	41.0	13.4	70.0	70.0
Normalized EBITDA [3]	167.7	146.7	181.9	203.2	144.2	126.6	162.2	189.7
Normalized net income [3]	68.8	52.7	85.8	102.9	66.4	53.5	76.2	103.6

Basic earnings per share	0.97	0.25	0.85	0.93	0.41	0.13	0.69	0.68
Diluted earnings per share	0.96	0.25	0.84	0.92	0.41	0.13	0.68	0.67

Normalized basic earnings per share [3]	0.72	0.55	0.88	1.06	0.67	0.53	0.75	1.00
Normalized diluted earnings per share [3]	$0.71	$0.54	$0.88	$1.04	$0.66	$0.52	$0.74	$0.99

[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[2]	Comparative figures have been modified to reflect the new categories of revenues following the creation of the Marine Group.

[3]	See “Non-IFRS Measures” section.

Reconciliation Table for Consolidated Quarterly Results

	Three-month periods ended
	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018	January 31, 2018 [1]	October 31, 2017 [1]
(millions of Canadian dollars)	Fiscal 2020	Fiscal 2020	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2018	Fiscal 2018
Net income	$93.3	$23.8	$82.7	$90.2	$41.0	$13.4	$70.0	$70.0
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(27.2)	27.6	0.8	10.2	17.3	41.5	(47.4)	31.7
Transaction costs and other related expenses [2]	1.4	0.3	1.0	0.5	1.2	—	—	—
Restructuring and related costs [3]	1.9	—	0.4	0.1	0.6	0.2	2.9	—
Loss on litigation [4]	0.2	0.2	0.2	0.3	0.2	0.6	0.2	—
Transaction costs on long-term debt	—	—	—	—	8.9	—	—	2.1
Pension plan past service gains	—	—	—	—	(1.4)	—	—	—
Depreciation of intangible assets related to business combinations	0.6	0.7	0.7	0.5	—	—	—	—
Other elements	(0.5)	0.5	0.2	1.9	1.2	(2.0)	1.0	0.5
Income tax adjustment [5]	(0.9)	(0.4)	(0.2)	(0.8)	(2.6)	(0.2)	49.5	(0.7)
Normalized net income [6]	68.8	52.7	85.8	102.9	66.4	53.5	76.2	103.6
Normalized income tax expense [6]	22.4	20.0	24.0	40.6	20.8	20.0	31.1	36.1
Financing costs adjusted [6] [7]	21.2	20.7	19.9	17.3	16.7	14.1	13.8	13.8
Financing income adjusted [6] [7]	(0.8)	(0.8)	(0.7)	(0.4)	(0.5)	(0.6)	(0.3)	(0.5)
Depreciation expense adjusted [6] [8]	56.1	54.1	52.9	42.8	40.8	39.6	41.4	36.7
Normalized EBITDA [6]	$167.7	$146.7	$181.9	$203.2	$144.2	$126.6	$162.2	$189.7

[1]

Restated to reflect the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” standards as explained in Note 31 of the audited consolidated financial statements for the year ended January 31, 2019.

[2]	Costs related to business combinations.

[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	The Company is involved in patent infringement litigation cases with one of its competitors.

[5]	For the three-month period ended January 31, 2018, the income tax adjustment is mainly related to the tax rate changes on deferred income taxes following the U.S. tax reform.

[6]	See “Non-IFRS Measures” section.

[7]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.

[8]	Adjusted for depreciation of intangible assets acquired through business combinations.

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities and Term Facility.

The Company’s primary uses of cash are to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activities is presented below for the six-month periods ended July 31, 2019 and 2018:

	Six-month periods ended
(millions of Canadian dollars)	July 31, 2019	July 31, 2018
Net cash flows generated from operating activities	$246.2	$202.0
Net cash flows used in investing activities	(119.7)	(182.2)
Net cash flows generated from (used in) financing activities	40.9	(157.1)
Effect of exchange rate changes on cash	3.0	0.9
Net increase (decrease) in cash	170.4	(136.4)
Cash at beginning of period	100.0	226.0
Cash at end of period	$270.4	$89.6

Net Cash Flows Generated from Operating Activities

Net cash flows generated from operating activities totalled $246.2 million for the six-month period ended July 31, 2019 compared with $202.0 million for the six-month period ended July 31, 2018. The $44.2 million increase in net cash flows generated was mainly due to a higher operating income when excluding the depreciation expense and by favourable changes in working capital of $44.6 million, partially offset by higher income taxes paid. The favourable changes in working capital were primarily driven by higher Trade payables and accruals to support production increase, more customer deposits and higher collection of trade receivables, partially offset by higher Inventory.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities totalled $119.7 million for the six-month period ended July 31, 2019 compared with $182.2 million for the six-month period ended July 31, 2018. The $62.5 million decrease was mainly attributable to the acquisition of Alumacraft Boat Co. (“Alumacraft”) in Fiscal 2019.

Net Cash Flows Generated from (Used in) Financing Activities

Net cash flows generated from financing activities totalled $40.9 million for the six-month period ended July 31, 2019 compared with net cash flows used of $157.1 million for the six-month period ended July 31, 2018. The $198.0 million increase in net cash flows generated was mainly attributable to the new U.S. $335.0 million tranche of the Term Facility, partially offset by a higher amount invested to repurchase shares.

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at July 31, 2019:

(millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,028.4	$—	$—	$—	$1,028.4
Long-term debt (including interest)	91.0	179.0	179.3	1,614.0	2,063.3
Lease liabilities (including interest)	37.1	67.4	48.9	105.1	258.5
Derivative financial instruments	5.3	—	1.7	—	7.0
Other financial liabilities (including interest)	122.8	1.3	0.1	24.6	148.8
Total	$1,284.6	$247.7	$230.0	$1,743.7	$3,506.0

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

Capital Resources

Revolving Credit Facilities

On March 14, 2019, the Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid (the “Revolving Credit Facilities”). The Company incurred transaction fees of $1.5 million related to this amendment. The total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The Revolving Credit Facilities are available to finance working capital requirements and capital expenditures, or for other general corporate purposes.

As at July 31, 2019, the Company had no outstanding indebtedness under the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at July 31, 2019, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at Euro LIBOR plus 1.70% per annum.

As at July 31, 2019, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities.

As at July 31, 2019, the Company had issued letters of credit for an amount of $2.2 million under the Revolving Credit Facilities ($2.5 million as at January 31, 2019). In addition, $4.6 million in letters of credit were outstanding under other agreements as at July 31, 2019, ($4.7 million as at January 31, 2019).

Term Facility

On July 23, 2019, the Company amended its term facility to add a new U.S. $335.0 million tranche for a total principal of U.S. $1,235.0 million (the “Term Facility”). The maturity remains unchanged to May 2025. The Term Facility agreement contains customary representations and warranties but includes no financial covenants. The Company incurred transaction costs of $6.5 million.

As at July 31, 2019, the cost of borrowing under the new tranche of the Term Facility was as follows:

(i)	LIBOR plus 2.50% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.50%; or
(iii)	U.S. Prime Rate plus 1.50%

As at July 31, 2019, the cost of borrowing under the initial tranche of the Term Facility was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount of U.S. $1,235.0 million each quarter. Consequently, the Company repaid an amount of U.S. $4.5 million ($6.0 million) during the six-month period ended July 31, 2019. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

Austrian Term Loans

During the six-month period ended July 31, 2019, the Company entered into a term loan agreement at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of euro 10.5 million ($15.9 million) with an initial interest rate of 0.95% and increasing to 1.12% and a maturity date on December 2030.

As at July 31, 2019, the Company had euro 30.5 million outstanding under its Austrian term loans bearing interest at a range between 0.75% and 1.75% and maturing between December 2019 and December 2030.

Lease Liabilities

As at July 31, 2019, the contractual obligations in relation to assets acquired under lease agreements amounted to $258.5 million.

SIB

During the three-month period ended July 31, 2019, the Company repurchased 6,342,494 subordinate voting shares following the completion of its SIB for a total consideration of $300.0 million. Prior to the completion of the SIB, 3,239,713 multiple voting shares were converted into an equivalent number of subordinate voting shares. These converted shares were repurchased in the SIB. The Company incurred $1.0 million of fees and expenses related to the SIB, which were recorded in capital stock.

Normal Course Issuer Bid Program (“NCIB”)

On March 22, 2019, the Company announced the renewal of its NCIB to repurchase for cancellation up to 4,170,403 of its outstanding subordinate voting shares. During the six-month period ended July 31, 2019, the Company repurchased a total of 745,300 subordinate voting shares for a total consideration of $30.0 million.

Consolidated Financial Position

The following table shows the main variances that have occurred in the unaudited condensed consolidated interim statements of financial position of the Company between July 31, 2019 and January 31, 2019, the impact of the fluctuation of exchange rates on such variance, the related net variance (excluding the impact of the fluctuation of exchange rates on such variance) as well as explanations for the net variance:

(millions of Canadian dollars)	July 31, 2019	January 31, 2019	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$280.9	$388.3	$(107.4)	$5.4	$(102.0)	Mostly explained by collection of snowmobile trade receivables in Scandinavia
Inventories	1,075.6	946.2	129.4	16.6	146.0	Mostly explained by higher inventory of snowmobiles and SSV for upcoming product deliveries, partially offset by lower PWC and 3WV inventory
Property, plant and equipment	900.4	905.1	(4.7)	7.3	2.6	No significant variances
Trade payables and accruals	1,028.4	1,003.5	24.9	7.9	32.8	Mostly explained by an increased production level
Long-term debt, including current portion	1,644.3	1,215.5	428.8	0.8	429.6	Mostly explained by the new U.S. $335.0 million tranche of Term Facility
Employee future benefit liabilities	286.8	237.1	49.7	3.6	53.3	Mostly explained by the decrease of the discount rate by approximately 80 basis points on Canadian defined benefit obligations

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with TCF Inventory Finance Inc. and TCF Commercial Finance Canada Inc. (collectively, “TCF”), to provide financing facilities in North America and Latin America, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe, Australia and New Zealand. The agreement between the Company and TCF will expire on January 31, 2023. For the contracts with Wells Fargo, the maximum commitment period is up to August 28, 2020.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $1,214.2 million and $2,185.9 million for the three- and six-month periods ended July 31, 2019, compared to $939.7 million and $1,791.3 million for the three- and six-month periods ended July 31, 2018. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $1,956.0 million and $1,998.1 million as at July 31, 2019, and January 31, 2019, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	July 31, 2019	January 31, 2019
Total outstanding	CAD	$1,956	$1,998
United States	USD	$1,052	$1,107
Canada	CAD	$453	$422
Europe	Euro	€ 43	€ 40
Australia and New Zealand	AUD	$63	$62
Latin America	USD	$1	$1

The costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $15.6 million and $30.9 million for the three- and six-month periods ended July 31, 2019 compared with $12.7 million and $25.5 million for the three- and six-month periods ended July 31, 2018.

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. In North America, the obligation is generally limited to the greater of U.S. $25.0 million ($32.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements, whereas in Europe, the obligation is generally limited to the greater of U.S. $10.0 million ($13.1 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. In Australia and New Zealand, the obligation to purchase repossessed new and unused products is limited to the greater of AU $5.0 million ($4.5 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. For boats, the repurchase obligation is decreasing according to the age of the inventory and there is no obligation to repurchase for boats older than 900 days.

The maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $222 million as at July 31, 2019 ($204 million in North America, $13 million in Europe and $5 million in Australia and New Zealand) and $227 million as at January 31, 2019 ($209 million in North America, $13 million in Europe and $5 million in Australia and New Zealand).

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three- and six-month periods ended July 31, 2019 and 2018.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Sheffield Financial, Citi Retail Services and Roadrunner Financial. Under these contracts, the Company’s financial obligations are mainly related to the commitments made under certain sales programs.

Transactions Between Related Parties

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.3 million as at July 31, 2019 and $22.3 million as at January 31, 2019, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation with that obligation for the year ending January 31, 2020.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position and in the consolidated statements of cash flows presented in the Company’s unaudited condensed consolidated interim financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly for the Australian dollar, the Swedish krona, the Norwegian krone and the Great Britain pound, the Company uses foreign exchange contracts according to the Company’s hedging policy. Under this policy, the Company hedges up to 50% of the budgeted revenue exposure in these currencies during the annual budget period and continually increases the coverage up to 80% six months before the expected exposures arise. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of U.S. dollar-denominated trade payables and accruals by using foreign exchange contracts having the same inception and maturity dates. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated liabilities.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt.

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with TCF and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with TCF and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the LIBOR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increases.

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the unaudited condensed consolidated interim financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the Net Realizable Value of Inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts and accessories is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating the Useful Life of Tooling

Tooling useful life is estimated by product line based on their expected physical life and on the expected life of the product platform they are related to.

Estimating the fair value of assets acquired and liabilities assumed (“Net assets”) in business combinations

The acquisition method, which requires significant estimates and judgments, is used to record business combinations. As part of the allocation process, estimated fair values are assigned to the Net assets acquired, including trademark and dealer network. The estimation is based on the Company’s expectations with respect to future cash flows, economic conditions and discount rate. The excess of the purchase consideration over the estimated fair value of the Net assets acquired is then assigned to goodwill.

Estimating Impairment on Property, Plant and Equipment and Intangible Assets

Management assesses the value in use of property, plant and equipment and intangible assets mainly at groups of CGU level using a discounted cash flow approach by product line based on annual budget and strategic plan process. When the Company acquired the recreational products business from Bombardier Inc. in 2003, trademarks and goodwill were recorded as part of the business acquisition. As at July 31, 2019, $136.0 million of trademarks and $114.7 million of goodwill were related to this transaction. In addition, trademarks of $63.5 million and goodwill of $54.3 million were recorded following business combinations.

(i) Trademarks Impairment Test

For the purpose of impairment testing, Ski-Doo®, Sea-Doo®, Evinrude®, Alumacraft® and Manitou® trademarks are allocated to their respective CGU. As at July 31, 2019, the carrying amount of trademarks amounting to $199.8 million is related to Ski-Doo, Sea-Doo, Evinrude, Alumacraft and Manitou for $63.5 million, $59.1 million, $13.4 million, $25.6 million and $38.2 million respectively.

Recoverable Amount

The Company determines the recoverable amount of these trademarks separately using value in use calculation. Value in use uses cash flow projections from the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. These figures used as the basis for the key assumptions in the value-in-use calculation include sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value. The Company performs sensitivity analysis on the cash flows and growth rate in order to confirm that the trademarks are not impaired.

(ii) Goodwill Impairment Test

For the purpose of impairment testing, goodwill of $114.7 million created in 2003 was allocated to the group of CGU representing all the Company’s product lines and goodwill of $21.0 million related to Alumacraft acquisition and $33.3 million related to Triton Industries, Inc. acquisition was allocated to their respective CGU.

Recoverable Amount

The recoverable amount for the group of CGU is based on a value in use calculation using cash flow projections, which takes into account the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. These figures, used as the basis for the key assumptions in the value in use calculation, include sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value. The Company performs sensitivity analysis on the cash flows and growth rate in order to confirm that goodwill is not impaired.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability, Sales Program and Restructuring

The regular warranty cost is established by product and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Restructuring provision is initially estimated based on restructuring plan estimated costs in relation to the plan elements approved by management. Restructuring provision is reviewed at each period end in order to take into account updated information related to the realization of the plan. If necessary, the provision is adjusted accordingly.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment and Intangible Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Management has established an accounting policy where the functional currency of each entity is deemed to be its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity and are based on transactions with third-parties only.

Changes in Accounting Policies

During the six-month period ended July 31, 2019, the Company adopted IFRS 16 “Leases” standard as explained in Note 6 of the unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2019.

Future Accounting Changes

Amendments to IFRS 3 Business combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations”. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for the Company to transactions for which the acquisition date is on or after February 1, 2020. The Company is currently assessing the impact of the adoption of these amendments on its consolidated financial statements.

Other standards or amendments

The IASB issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities.

There were no changes in the Company’s internal controls over financial reporting during the three-month period ended July 31, 2019, that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

In the context of the preparation of the Company’s first Sarbanes-Oxley (“SOX”) certification which will be required as at January 31, 2020 (as defined in Rules 13(a)-15(f) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)), the Company established a two-year roadmap which has been reviewed with its external auditor. As expected, given the US compliance requirements under SOX, control remediation requirements have been identified and have been incorporated into its SOX compliance roadmap. Management determined that the Company did not have all of the required effective controls over the accuracy and completeness of information used in the execution of internal controls over critical spreadsheets and reports created from data extracted from the Company’s information systems, which is further described below. However, management has also concluded that the Company’s unaudited consolidated financial statements as at and for the three- and six-month periods ended July 31, 2019 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and
●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer of the design and effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of July 31, 2019, that the Company’s disclosure controls and procedures could be considered ineffective as a result of a material weakness identified in the Company’s internal controls over financial reporting, which is further described below.

Internal controls over financial reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer of the design and effectiveness of the Company’s internal controls over financial reporting. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control – Integrated Framework, as was done in the prior years. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of July 31, 2019, that the Company’s internal controls over financial reporting could be considered ineffective as a result of a material weakness identified in the Company’s internal controls over financial reporting related to the accuracy and completeness of information used in the execution of internal controls over critical spreadsheets and reports created from data extracted from the Company’s information systems. There were no material adjustments to the Company’s audited consolidated financial statements for the period ended January 31, 2019 and prior, however, as a result of the material weakness identified a possibility exists that material misstatements in the Company’s financial statements would not be prevented or detected on a timely basis in the future.

As part of the preparation of its first SOX certification (as defined in Rules 13(a)-15(f) under the Exchange Act), the Company has and will continue implementing its compliance plan. The plan includes, but is not limited to, identifying and documenting all sources of information used in controls, training the control owners and improving internal controls over financial reporting. The Company will, among other things, add additional steps to the validation of certain data extracted from the information systems and it will generally continue to improve its information systems. Management has also discussed the material weakness with the Audit Committee, which will continue to review progress on the Company’s remediation actions.

The Company has and will continue to take actions to remediate the material weakness, but the weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above. See “Risk Factors” in the management’s discussion and analysis of the Company for the fourth quarter and the fiscal year ended January 31, 2019.

Notwithstanding the material weakness, management has concluded that the Company’s unaudited consolidated financial statements as at and for the three- and six-month periods ended July 31, 2019 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no material adjustments to the Company’s audited consolidated financial statement for the year ended January 31, 2019 and there were no changes to previously released financial results.

Changes in internal controls over financial reporting

Other than described above, there were no changes in the Company’s internal controls over financial reporting during the three-month period ended July 31, 2019, that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Dividend

On August 28, 2019, the Company’s Board of Directors declared a quarterly dividend of $0.10 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on October 11, 2019 to shareholders of record at the close of business on September 27, 2019.

The Board of Directors has determined that this quarterly dividend is appropriate based on the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facilities or other material agreements), solvency tests imposed by corporate law and on other relevant factors.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s MD&A for the fourth quarter and the fiscal year ended January 31, 2019. The company is not aware of any significant changes to the Company’s risk factors from those disclosed at that time.

Disclosure of Outstanding Shares

As at August 27, 2019, the Company had the following issued and outstanding shares and stock options:

●	50,861,671 multiple voting shares with no par value.

●	39,294,333 subordinate voting shares with no par value.

●	4,899,375 stock options to acquire subordinate voting shares.

Additional Information

Additional information relating to BRP Inc. is available on SEDAR at www.sedar.com.